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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                        Commission File Number: 000-50596


                                  LINKTONE LTD.

                             6/F Harbour Ring Plaza
                              18 Xizang Zhong Road
                                 Shanghai 200001
                           People's Republic of China
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------



                  The index of exhibits may be found at Page 2




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                                  LINKTONE LTD.

                                    Form 6-K

                                TABLE OF CONTENTS



                                                                           Page
                                                                           -----

Signature                                                                 Page 3

Notice of Annual General Meeting of Shareholders                    Exhibit 99.1
   and Proxy Statement for 2004 Annual General Meeting

Form of Proxy Card for Holders of Ordinary Shares                   Exhibit 99.2

Form of Voting Instruction Card to The Bank of New York             Exhibit 99.3
     for Holders of American Depositary Shares







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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       LINKTONE LTD.



                                       By:  /s/ Mark Begert
                                           -------------------------------------
                                           Name:   Mr. Mark Begert
                                           Title:  Chief Financial Officer



Date:  May 12, 2004